Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of (i) Plum Creek Timber Company, Inc. for the registration of preferred stock, common stock, depository shares, warrants and guarantees and (ii) Plum Creek Timberlands, L.P. for the registration of debt securities and to the incorporation by reference therein of our reports (a) dated January 21, 2004, with respect to the consolidated financial statements of Plum Creek Timber Company, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2003, and (b) dated January 21, 2004, with respect to the consolidated financial statements of Plum Creek Timber Company, L.P. included in its Current Report on Form 8-K dated August 24, 2004, both filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Seattle, Washington
August 24, 2004